Filed by Tower Bancorp, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (“Securities Act”) and deemed

filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (“Exchange Act”)

Securities Act File No.: 333-169213

Subject Company: First Chester County Corporation

Exchange Act File No.: 1-34500

November 22, 2010

Dear Shareholder,

You recently received proxy materials in connection with a special meeting of shareholders of Tower Bancorp, Inc. “Tower”) to be held on Wednesday, December 8, 2010, and according to our latest records, your proxy vote for this meeting has not yet been received.

As described in the proxy materials previously distributed to you, the Board of Directors of Tower is asking our shareholders to vote “FOR” a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 27, 2009, as amended, providing for the merger of First Chester County Corporation with and into Tower.

Because approval of the merger agreement requires the affirmative vote of at least 66 2/3% of the outstanding shares of Tower common stock entitled to vote at the special meeting, your failure to vote will have the same effect as a vote “AGAINST” the merger proposal. Regardless of the number of shares you own, it is important that they be represented at the special meeting.

Please vote your shares now so that your vote can be counted without delay. Voting is easy. You may utilize any of the options below to ensure that your vote is promptly recorded in time for the special meeting:

•	VOTE BY TOUCHTONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy card and following the instructions.

•	VOTE THROUGH THE INTERNET: You may cast your vote by logging onto the Internet address identified on the enclosed proxy card and following the instructions on the website.

•	VOTE BY MAIL: You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

The Board of Directors of Tower unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement.

YOUR PARTICIPATION IS IMPORTANT-PLEASE VOTE TODAY!

If you have any questions relating to the special meeting, voting your shares, or need to request additional proxy materials, you may call our proxy solicitation advisors, Eagle Rock Proxy Advisors, toll-free at 1-800-346-6084 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

Thank you for your support.

Sincerely,

/s/ Andrew S. Samuel

Andrew S. Samuel

Chairman, President & Chief Executive Officer

IF YOU HAVE RECENTLY MAILED YOUR PROXY OR CAST YOUR VOTE BY PHONE OR OVER

THE INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

Additional Information About the Transaction

The proposed transaction will be submitted to the shareholders of Tower and First Chester for their consideration and approval. In connection with the proposed transaction, Tower has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has been declared effective by the SEC and includes a joint proxy statement/prospectus and other relevant documents that have been distributed to the shareholders of Tower and First Chester. Tower and First Chester shareholders are urged to read the registration statement and the joint proxy statement/prospectus relating to the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Tower and First Chester, free of charge from the SEC’s Internet site (www.sec.gov), by contacting Tower Bancorp, Inc., 112 Market Street, Harrisburg, Pennsylvania 17101, Attention: Brent Smith, Investor Relations, telephone 717-724-4666 or by contacting First Chester Financial Corporation, 9 North High Street, West Chester, Pennsylvania 19381 Attention: John Stoddart, Investor Relations, telephone 484-881-4141.

Participants in the Transaction

Tower, First Chester and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from Tower and First Chester shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Tower and First Chester shareholders in connection with the proposed transaction is set forth in the joint proxy statement/prospectus filed with the SEC. You can also find information about Tower’s executive officers and directors in its definitive proxy statement filed with the SEC on April 23, 2010, which is available at the SEC’s Internet site (www.sec.gov). Information about First Chester’s executive officers and directors is set forth in its Form 10-K filed with the SEC on July 27, 2010, which is available at the SEC’s Internet site. You can also obtain free copies of these documents from Tower or First Chester, as appropriate, by contacting their Investor Relations department.

This document is not an offer to sell shares of Tower’s securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement/prospectus referred to above.